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June 30, 2022	vedderprice.com
VIA EDGAR TRANSMISSION	W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

  Mr. Harry Eisenstein

  Senior Special Counsel

  Mr. Sonny Oh

  Senior Counsel

  Disclosure Review and Accounting Office

  Division of Investment Management

  U.S. Securities and Exchange Commission

  100 F Street, N.E.

  Washington, DC 20549

Re:	Brighthouse Life Insurance Company

 Registration Statement on Form S-3 for Brighthouse Shield Level Pay PlusSM Annuity and

 Brighthouse Shield Level Pay PlusSM Advisory Annuity

 (File No. 333-262390)

Dear Messrs. Eisenstein and Oh:

On behalf of Brighthouse Life Insurance Company (the “Company,” the “Registrant” or “BLIC”), we are responding to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us by telephone on June 22, 2022 with regard to the registration statement on Form S-3 (the “Registration Statement”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on January 28, 2022, relating to an individual single premium deferred index-linked separate account annuity contract (the “Contract”), referred to as the Brighthouse Shield Level Pay PlusSM Annuity and the Brighthouse Shield Level Pay PlusSM Advisory Annuity. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Contract’s prospectus included within the Registration Statement.

As we discussed, several of the Staff’s additional comments relate to the Registrant’s responses to the Staff’s initial comments (each, an “Initial Comment & Response”) regarding the Registration Statement provided to us by letter dated March 30, 2022, as subsequently addressed in our prior correspondence dated May 24, 2022 and submitted to the Staff via EDGAR transmission (the “Initial Response Letter”). For clarity and ease of reference as to these supplemental comments, we identified each relevant Initial Comment & Response as numbered in the Initial Response Letter below in section I. Comments Regarding

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

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Messrs. Eisenstein & Oh

June 30, 2022

Initial Response Letter. Additional Staff comments unrelated to the Initial Response Letter—i.e., new comments—are addressed in section II. Other Additional Comments.

In cases where the Registrant’s response indicates that the Registrant has proposed revised disclosure to the Registration Statement, the relevant disclosure, as so revised, is included herewith in the prospectus. Page number references are to the pages in the prospectus for each of Brighthouse Shield Level Pay PlusSM Annuity and the Brighthouse Shield Level Pay PlusSM Advisory Annuity (referred to as the “Annuity Prospectus” and “Advisory Annuity Prospectus,” respectively). Page number references herein that do not specify “Annuity Prospectus” or “Advisory Annuity Prospectus” indicate that the page number is the same for both prospectuses; where disclosures relate to only one prospectus, only the relevant prospectus is identified.

As noted in the Initial Response Letter and during our subsequent discussions, we greatly appreciate the Staff’s efforts in reviewing the Registration Statement.

I.            Comments Regarding Initial Response Letter

1.            Supplemental Comment (relating to Initial Comment & Response #8): Please revise and/or supplement the disclosure as appropriate to ensure that potential adverse consequences to Owners of “proportional reductions” in the GLWB Base and Net Purchase Payment Amount are explained clearly. Please ensure that the meaning of “proportional” is addressed. Relatedly, the Staff notes that various iterations of the term “proportionate” and “proportional” are used in the prospectus. Please review and revise the prospectus for consistency and clarity in this respect.

Supplemental Response:

The Registrant has reviewed and revised the disclosure in response to the Staff’s comment. Among other things, references to “proportional adjustments” and “same proportion” have been supplemented to include the parenthetical “(i.e., a percentage reduction)” and “(i.e., the same percentage”), respectively. Please see the revised definition of “Annual Benefit Payment” under “SPECIAL TERMS,” for instance (page 4), as well as the definitions of “Early Withdrawal” and “Excess Withdrawal” (page 5). The Registrant has also revised the prospectus for consistency with respect to term usage. For example, “reduced proportionately” has been changed to “reduced proportionally” in the definition of “Death Benefit Amount” under “SPECIAL TERMS” (page 5). In addition, the Registrant has supplemented the RISK FACTORS disclosure, under “Effect of Withdrawals, Surrender, Annuitization or Death” (Annuity Prospectus page 15; Advisory Annuity Prospectus page 14) and “Financial Advisor Initiated Withdrawals” (Advisory Annuity Prospectus page 15) to emphasize that reductions in the GLWB Base and Net Purchase Payment Amount may be significant and could have the effect of reducing or eliminating the guarantees of the GLWB rider.

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Messrs. Eisenstein & Oh

June 30, 2022

2.            Supplemental Comment (relating to Initial Comment & Response #10):

The Staff believes that if the Registrant seeks to continue to use a single term—Annual Benefit Payment—that has different meanings depending on the Account Value, then the disclosure should be supplemented further to emphasize the impact of Account Value on the manner in which the Annual Benefit Payment is determined. Relatedly, the Staff believes the disclosure should clarify that when Account Value is greater than zero, the Annual Benefit Payment represents the maximum amount that may be withdrawn whereas when Account Value is zero, the Annual Benefit Payment is limited to the amount calculated using the Lifetime Guarantee Rate. Please address the foregoing in the definition of Annual Benefit Payment and in the disclosure under the heading “LIVING BENEFIT,” as appropriate.

Supplemental Response:

The Registrant has reviewed and supplemented the disclosure in response to the Staff’s comment. Please see the revised definition of “Annual Benefit Payment” under “SPECIAL TERMS,” (page 4), as well as additional disclosures in the “SUMMARY” (page 9) and under “LIVING BENEFIT” (Annuity Prospectus page 44; Advisory Annuity Prospectus page 42).

3.            Supplemental Comment (relating to Initial Comment & Response #11):

The Staff notes that certain defined terms, including Lifetime Withdrawal Age and Earliest Annual Benefit Commencement Date, appear to be neither included among the Special Terms nor defined at first use. Please include definitions of each such term at first use, in a manner consistent with plain English principles.

Supplemental Response:

Upon further review and consideration, the Registrant has added “Lifetime Withdrawal Age” (page 7) and “Earliest Annual Benefit Commencement Date” (page 5) to the Special Terms.

4.            Supplemental Comment (relating to Initial Comment & Response #12):

Although the Staff recognizes that, in the future, the Issue Date and Rider Issue Date may differ, the Staff continues to believe that the use of both terms in the prospectus—when there is no difference between the meaning of such terms in this context—is potentially confusing to readers. Please delete references to “Rider Issue Date.”

Supplemental Response:

The Registrant has revised the disclosure in response to the Staff’s comment to eliminate references to “Rider Issue Date” and, relatedly, has revised the definition of “Issue Date” under “SPECIAL TERMS” (Annuity Prospectus page 7; Advisory Annuity Prospectus page 6). The Registrant notes that the definition

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Messrs. Eisenstein & Oh

June 30, 2022

of “Issue Date” states that it is the date the Contract is issued and, for purposes of the GLWB rider, is also the date the GLWB rider is issued. In addition, the revised definition clarifies that the “Issue Date” is referred to as the “Rider Issue Date” in the GLWB rider—i.e., the sole reference to “Rider Issue Date” retained in the prospectus.

5.            Supplemental Comment (relating to Initial Comment & Response #13):

Upon further review, the Staff notes that—similar to its Initial Comment 13. regarding “Minimum Allocation”—the term “Minimum Partial Withdrawal Amount” is capitalized but appears only once in the prospectus, under the heading “WITHDRAWAL PROVISIONS,” and is identified as $500. Since the term is not used elsewhere in the prospectus, please consider adjusting the disclosure as the Registrant did with “minimum allocation” (i.e., by not referring to it as a capitalized defined term).

Supplemental Response:

The Registrant has revised the disclosure as requested. Please refer to page 7 (deletion of “Minimum Partial Withdrawal Amount” from SPECIAL TERMS) and the top of page 31.

6.            Supplemental Comment (relating to Initial Comment & Response #15(a)):

The Staff reiterates its Initial Comment #15(a) and requests that the Registrant supplement the disclosure in the Summary accordingly—that is, that investors should weigh the benefits of the GLWB against its rider charge and in light of the protection already offered by the Contract. Relatedly, the Staff believes it would be helpful to investors for the Registrant to add disclosure clarifying the differences in protection afforded by the Shield features versus those offered by the GLWB.

Supplemental Response:

The Registrant has supplemented the disclosure in response to the Staff’s comment. Please see the additional disclosure under “SUMMARY” (page 10) and to the cover page of each prospectus.

7.            Supplemental Comment (relating to Initial Comment & Response #15(b)):

In lieu of the disclosure requested in Initial Comment #15(b), the Staff requests that the Registrant add the following to the summary and cover page of the prospectus, which is consistent with peer insurer disclosures: “The chance of outliving the account value and receiving lifetime payments from the Company may be minimal.”

Supplemental Response:

Respectfully, the Registrant notes that the peer insurer disclosure cited by the Staff, that “outliving account value and receiving lifetime payments,” is a little unclear and, importantly, may not be consistent

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Messrs. Eisenstein & Oh

June 30, 2022

with how the Company’s GLWB operates. In the case of the Registrant’s GLWB, an Owner may receive payments under the GLWB rider before Account Value is exhausted (i.e., when the Annual Benefit Payment is determined by using the Withdrawal Rate), as well as after Account Value is reduced to zero (i.e., when the Annual Benefit Payment is determined by using the Lifetime Guarantee Rate). Therefore, the Company believes that including cautionary disclosure about “outliving account value and receiving lifetime payments” does not make sense relative to the operation of its GLWB.

However, presumably, the general intent of the other insurer’s disclosure cited by the Staff is to caution investors that the benefits of a GLWB may be outweighed by its costs, conditions and limitations. In this regard, the Registrant has added to the cover page of the prospectus similar disclosure to what was added in response to the Staff’s Supplemental Comment 6 (i.e., investors should weigh the benefits of the GLWB rider against the Rider Charge and in light of the other protections offered by the Shield Options available under the Contract).

8.            Supplemental Comment (relating to Initial Comment & Response #16(a)-(d)):

The Staff reiterates its Initial Comments 16(a)-(d) regarding requested additional Summary disclosure about the Shield Rate, Step Rate and Cap Rate.

Supplemental Response:

The Registrant has supplemented the disclosure in response to the Staff’s comments. Please see the additional disclosure under “SUMMARY” (pages 9-10).

9.            Supplemental Comment (relating to Initial Comment & Response #17):

The Staff acknowledges the Registrant’s Initial Response to Initial Comment #17 regarding when Notices are mailed and how Owners can obtain new Rates. The Staff notes, however, that the Registrant’s Initial Response also addresses when renewal rates are declared by the Company. Please ensure that the prospectus similarly explains when renewal rates are available.

Supplemental Response:

The Registrant has added disclosure in response to the Staff’s comment. Please see the additional disclosure under “SUMMARY” (page 9), “RATE CREDITING TYPES” (page 24) and “TRANSFERS” (Annuity Prospectus page 38; Advisory Annuity Prospectus page 36).

10.          Supplemental Comment (relating to Initial Comment & Response #22):

The Staff reiterates its Initial Comment #22. Initial Comment #22 concerned the Withdrawal Charge section on page 11, which noted that the charge applies to withdrawals in excess of the Free Withdrawal Amount. The Staff’s Initial Comment asked that the Registrant note briefly what that amount is (e.g., 0%

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June 30, 2022

in the first Contract Year, and 10% of Account Value in each subsequent Contract Year to the extent that amount has not already been withdrawn that Contract Year).

Supplemental Response:

The Registrant has revised the referenced disclosure (Annuity Prospectus page 13) in response to the Staff’s comment. (As a reminder, there is no Withdrawal Charge for the Advisory Annuity.)

11.          Supplemental Comment (relating to Initial Comment & Response #28):

The Staff reiterates its Initial Comment #28. Initial Comment #28 concerned the Withdrawal Provisions disclosure, including a request that the Registrant revise the first sentence of the fourth full paragraph—noting that a withdrawal taken when Index Performance is negative will cause a greater percentage reduction on the remaining Investment Amount relative to the percentage reduction for the same Withdrawal Amount when Index Performance is positive—for plain English (e.g., the reduction in this instance is on more than a dollar for dollar basis).

Supplemental Response:

The Registrant has revised the referenced disclosure (page 31) in response to the Staff’s comment.

12.          Supplemental Comment (relating to Initial Comment & Response #35):

The Staff continues to believe that it is important to make clear that lifetime automatic payments made after Account Value goes to zero may be less than the annual amounts that were available for withdrawal before that time. Specifically, the Staff asks that the Registrant supplement the disclosure in the section captioned “LIVING BENEFIT,” and sub-section titled “Annual Benefit Payment.”

Supplemental Response:

The Registrant has supplemented the disclosure (Annuity Prospectus page 47; Advisory Annuity Prospectus page 45) in response to the Staff’s comment.

13.          Supplemental Comment (relating to Initial Comment & Response #39):

a.        The Staff notes that the bullet point disclosure beginning with “If your Account Value is reduced to zero…etc.” is a lengthy description of how the Lifetime Guarantee Rate is determined when Account Value goes to zero before the Annual Commencement Date. The Staff continues to believe that the disclosure is confusing as drafted, including with respect to the parenthetical. Please revise the disclosure for clarity, including by separating the disclosure into multiple paragraphs or subparts as appropriate.

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Messrs. Eisenstein & Oh

June 30, 2022

b.    With respect to the example added by the Registrant in response to Initial Comment #39, please review and revise the disclosure for clarity. It is unclear, for instance, whether 66 years old is the Lifetime Withdrawal Age or if the example assumes that a 66 year old Owner has not reached the Lifetime Withdrawal Age.

c.    Please review the use of the term “chosen” with respect to the Annual Benefit Commencement Date, including in the bullet point disclosure at issue (cited in Supplemental Comment 13.a. above). It is unclear to the Staff whether the Annual Benefit Commencement Date may be “chosen”—including if the investor has not yet reached the Lifetime Withdrawal Age. Please clarify if an investor may set the Annual Benefit Commencement Date in advance of the Lifetime Withdrawal Age.

Supplemental Response:

The Registrant has revised the disclosure (Annuity Prospectus pages 46-47; Advisory Annuity Prospectus pages 44-45) in response to the Staff’s comments.

14.          Supplemental Comment (relating to Initial Comment & Response #52):

Please confirm supplementally if there are agreements between the Company and financial advisors authorizing the withdrawal of amounts to pay for a fee-based program. If the Company is a party to such agreements, then the Staff reiterates its Initial Comment #52 regarding the accuracy of amounts withdrawn and the Company’s involvement therewith.

Supplemental Response:

The Company confirms it is not a party to agreements with financial advisors regarding authorization to withdraw amounts for fee-based programs. Nevertheless, the Registrant has modified the disclosure at issue for clarity (Advisory Annuity Prospectus page 18).

II.            Other Additional Comments

15.          Comment Regarding Special Terms—GLWB Supplement:

Please replace the reference to Form S-3 at the end of the definition of the GLWB Supplement to clarify that the Supplement will be publicly available as a 424B3 filing.

Response:

The Registrant has revised the disclosure as requested. Please see the last sentence of the definition of “GLWB Supplement” (page 6) as well as the Key Features table (page 11).

16.          Comment Regarding Summary—Available Indexes:

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Messrs. Eisenstein & Oh

June 30, 2022

It appears that the listing of indexes in the summary is missing an additional Index since the disclosure at issue refers to the S&P 500 Index, the Russell 2000 Index, “and”…etc. Please revise and/or supplement the disclosure as appropriate.

Response:

The Registrant has revised the disclosure (page 12) in response to the Staff’s comment.

17.          Comment Regarding Living Benefit—Covered Person:

The Staff notes that the last sentence of the disclosure under the sub-header “Operation of the GLWB,” in the paragraph titled “Covered Person,” refers to “if the Joint Covered Person is no longer a spouse.” Please clarify the basis for a Joint Covered Person no longer being a spouse (e.g., divorce).

Response:

The Registrant has supplemented the disclosure (Annuity Prospectus page 45; Advisory Annuity Prospectus page 43) in response to the Staff’s comment.

18.          Comment Regarding Appendix E—GLWB Examples:

a.        Please bold the following sentence: “The examples do not reflect the deduction of fees and charges, Withdrawal Charges or income taxes and tax penalties.”

b.    Please revise the disclosure under “Excess Withdrawals” on page E-2 for clarity, including to clarify the assumptions that apply.

c.        Under “Automatic Step-Up,” in addition to (1) increasing the GLWB Base to the Account Value and (2) increasing the Annual Benefit Payment to equal the Withdrawal Rate multiplied by the GLWB Base after the Automatic Step-Up, please note that the Company will deduct the Rider Charge from the Account Value before comparing the Account Value to the GLWB Base.

Response:

The Registrant has revised the disclosure as requested. Please see page E-2.

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Messrs. Eisenstein & Oh

June 30, 2022

As always, we appreciate the Staff’s review of and comments on the Registration Statement. Please contact the undersigned at (202) 312-3331 or Nathaniel Segal at (312) 609-7747, with questions or comments.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner
Shareholder

cc:	Andrea Ottomanelli Magovern, Assistant Director, Disclosure Review and Accounting Office, Division of Investment Management, U.S. Securities and Exchange Commission

Michele H. Abate, Head of SEC Products and Funds Law, Brighthouse Financial, Inc.

Alyson Saad, Managing Corporate Counsel, Legal, Brighthouse Financial, Inc.

Nathaniel Segal, Shareholder, Vedder Price P.C.

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